Exhibit (a)(6)

June 29, 2004

Dear Shareholder:

     On June 21, 2004, Galyan’s Trading Company, Inc. entered into a Merger Agreement with Dick’s Sporting Goods, Inc. and its wholly -owned subsidiary, Diamondbacks Acquisition Inc., to purchase all of the issued and outstanding common stock of Galyan’s for $16.75 net per share in cash. Diamondbacks Acquisition Inc. has commenced a Tender Offer for all of Galyan’s outstanding shares today. Following the Tender Offer, Diamondbacks will merge into Galyan’s, and all shares not purchased in the Tender Offer (other than shares owned by Dick’s or Diamondbacks or Galyan’s shareholders that have perfected their dissenters’ rights under the Indiana Business Corporation Law, to the extent such rights become available) will be converted into the right to receive $16.75 per share in cash.

     Also, on June 21, 2004, Dick’s and Diamondbacks have entered into a Shareholder Tender Agreement with holders of approximately 55% of the outstanding shares (or approximately 44% of the shares on a fully diluted basis) under which the shareholders have agreed, among other things, to tender their shares to Diamondbacks in the Tender Offer.

     The Board of Directors of Galyan’s unanimously, with the one management director abstaining, (1) determined that the Merger Agreement, and the Tender Offer, the merger and the other transactions contemplated thereby, and the Shareholder Tender Agreement and the transactions contemplated thereby, were advisable and in the best interests of Galyan’s, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the merger, and the Shareholder Tender Agreement and the transactions contemplated thereby and (3) recommended that Galyan’s shareholders accept the Tender Offer and tender their shares pursuant to the Tender Offer and, if necessary under the Indiana Business Corporation Law, approve and adopt the Merger Agreement and the transactions contemplated thereby.

     In arriving at its recommendation, the Board of Directors of Galyan’s gave careful consideration to a number of factors, including the material factors set forth in Galyan’s Solicitation/Recommendation Statement on Schedule 14D-9, which is enclosed with this letter.

     Also enclosed is a copy of Dick’s Sporting Goods, Inc.’s offer to purchase and related materials, including a letter of transmittal for use in tendering shares. Those documents set forth the terms and conditions of the tender offer.

     We urge you to read the entire Solicitation/Recommendation Statement on Schedule 14D-9 and the other enclosed materials and consider them carefully before deciding whether to tender your shares.

Sincerely,

Edwin J. Holman Chief Executive Officer